UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30,2024

CWS Investments Inc

(Exact name of issuer as specified in its charter)

Virginia	88-0822121
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification Number)

5242 Port Royal Road, #1785, North Springfield, Virginia 22151

(Full mailing address of principal executive offices)

866-226-5736

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The financial statements and discussion and analysis of our financial condition, results of operations, and financial statements contained here within should be read in conjunction with our Offering Circular dated August 19, 2024 found here. This discussion and analysis may contain forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors. The accompanying balance sheets, statements of operations, shareholders’ deficit and cash flows as of June 30, 2024 and for the six months ended June 30, 2024 and June 30, 2023 are unaudited and have not been reviewed by an external auditor.

Overview

CWS Investments Inc. (the “Company,” “We,” “Our”) is a Virginia based corporation formed on February 22, 2022 that acquires and manages real estate backed loans, as well as other real estate related assets, to include single family homes and smaller, multi-family residential properties. The Company, purchases performing and non-performing promissory notes, lines of credit, and land installment contracts secured by real property (“Notes”) throughout the United States with loan to value characteristics less than 100%. Meaning, the Company intends on purchasing Notes that are fully secured with additional equity coverage. The Company also engages in originating business purpose and consumer purpose bridge loans throughout the United States. While the Company primarily invests in first mortgages, the Company may opportunistically invest in second mortgages if they meet the aforementioned characteristics. The Company may also invest in middle and upper class single family homes and smaller multi-family residential properties.

Results of Operations

The following Results of Operations are based on the unaudited financial statements for the six months ended June 30, 2023 (“SME June 30, 2023”), the unaudited financial statements for the six months ended June 30, 2024 (“SME June 30, 2024”), and the audited financial statements as of December 31, 2023.

For the SME June 30, 2024, the Company had a Net Operating Loss (“NOL”) of $66,454, total revenues of $1,172,834, and other income of $170,284. The NOL was primarily driven by general and administrative (“G&A”) expenses of $1,249,854. Our employee costs, including salaries and benefits, of $844,087 represented the largest G&A expense.

For the SME June 30, 2023, the Company had a NOL of $702,327, total revenues of $328,126, and other income of $41,842. The NOL was primarily driven by G&A related expenses of $884,137. Our employee costs, including salaries and benefits, of $681,769 represented the largest G&A expense.

Portfolio

Our portfolio consists of: Residential Mortgage Loans (“RML”), Business Purpose Bridge Loans (“BPL”), Consumer Purpose Bridge Loans (“CPL”) and Real Estate Properties.

Residential Mortgage Loans - We purchase both performing and non-performing Residential Mortgage Loans on the secondary market. We purchase a mixture of performing and non-performing loans to maintain diversity of the portfolio, but the Company’s primary focus is on non-performing loans due to the difference between the discounted purchase price and the UPB, accrued interest, and advances being greater, which we believe provides a better opportunity for higher returns.

Business Purpose Bridge Loans - The Company added Business Purpose Loans to the portfolio in 2023. BPL are loans made to an individual or entity primarily for commercial, investment, or business purposes. BPL are secured by real estate, are short term in nature, and are provided to a borrower to “bridge” the gap until the borrower secures permanent financing or sells the property. Business Purpose Loans differ from traditional owner-occupied dwelling mortgages as BPL are intended for business, investment, or commercial purposes rather than personal, family, or household use. We consider our BPL to include the following categories: Real Estate Construction, Real Estate Commercial, and Real Estate Residential.

Consumer Purpose Bridge Loans - The Company added Consumer Purpose Bridge Loans to the portfolio in 2024. Consumer Purpose Bridge Loans are loans made to an individual primarily for the transitionary period of the sale of a current residence to a new residence. CPL are secured by real estate, are short term in nature, and are provided to a borrower to “bridge” the gap until the borrower sells the current residence.

Real Estate Properties - Our Real Estate Properties consists of 3 rental properties located in Rutland, Vermont, as well as real estate properties acquired through or in lieu of loan foreclosure (“REO”).

Revenues

We currently generate the majority of our revenue from interest on loans and loan origination fees (“Lender Fees”). The amount of revenue recognized from RML decreased and the amount of revenue recognized from Bridge loans increased for the SME June 30, 2024 as compared to the SME June 30, 2023 due to an increase in the percentage of our portfolio allocated to Bridge Loans.

Mortgage Loan Interest is included in Mortgage Loans: Interest Income in the Statements of Operations in the financial statements and is comprised of interest earned from the following situations:

●	Prepayments of non-performing loans

●	Prepayments of performing loans

●	Contractual interest payments due on performing loans

The following table summarizes the revenue included in Mortgage Loan Interest due to prepayments of non-performing and performing loans:

	SME June 30, 2024
	Non-performing	Performing	Total
Mortgage Loan Interest	$28,268	$-	$28,268
Number of loans	1	0	1

	SME June 30, 2023
	Non-performing	Performing	Total
Mortgage Loan Interest	$12,560	$43,590	$56,150
Number of loans	2	2	4

During the SME June 30, 2024, Mortgage Loan Interest included revenue of $39,693 for contractual interest payments due on 34 performing loans. During the SME June 30, 2023, Mortgage Loan Interest included revenue of $77,390 for contractual interest payments on 78 performing loans. The decrease in Mortgage Loan Interest revenue during the SME June 30, 2024 as compared to the SME June 30, 2023 is due to a decrease in the number of performing mortgage loans in our portfolio.

The increase in Bridge Loan Interest and Lender Fees revenue for the SME June 30, 2024 as compared to the SME June 30, 2023 is due to the number of BPL loans in our portfolio increasing from 6 for the SME June 30, 2023 to 18 for the SME June 30, 2024.

Late Fees are recognized as revenue when they are contractually due to us for performing loans. The decrease in Late Fees for the SME June 30, 2024 as compared to the SME June 30, 2023 is due to the decrease in the number of performing loans in our portfolio.

Advances are payments made by the Lender which are an obligation of the borrower. An example of Advances are payments made for property taxes, homeowners’ insurance or past due utility bills or municipal liens and fines. When the Company purchases a loan, there are sometimes Advances owed on the loan, in addition to the loan balance and unpaid interest of the loan. When we purchase a loan with Advances, this means the prior lender made an advance on the borrower’s behalf and the prior lender did not receive payment from the borrower for said Advances. If we purchase a loan with Advances, we are entitled to receive all future payments from the borrower for the unpaid balance of Advances. Payments we receive for the unpaid balance of Advances are recognized as revenue upon receipt.

When we make Advances on the borrower’s behalf, the amount is recorded as a receivable and is shown in Other Receivables, net on the Balance Sheets in the financial statements. When we receive a payment from the borrower for Advances paid by us (not the prior lender), the payment is recorded as a reduction to the receivable.

Rental Income is generated from our 3 rental properties. Many of the units were unoccupied during 2023 due to renovations being completed. The increase in rental income for the SME June 30, 2024 as compared to the SME June 30, 2023 is due to an increase in the number of units occupied due to renovations being complete.

Other Revenue

The Company utilizes its business credit card for marketing, advertising, and other general and administrative expenses. The business credit card provides limited liquidity and cash back rewards on purchases. The decrease in Other Revenue for the SME June 30, 2024 as compared to the SME June 30, 2023 is due to the Company greatly reducing its expenditures related to marketing the Offering through third party marketing and online advertising.

Other Income

We report gains on the transfer and sale of our loans and real estate in Other Income in the Statements of Operations in the financial statements.

The Gain on Sale of Real Estate Property for the SME June 30, 2024 of $10,160 was from the sale of two foreclosure properties.

The Gain on Sale of Mortgage Loans is primarily due to the company liquidating loans as per the business plan, which includes selling non-performing loans off to the secondary market upon the borrowers commencing with making payments. The Gain on Sale of Mortgage Loans of $160,124 for the SME June 30, 2024 is from the sale of 22 residential mortgage loans.

Operating Expenses

Residential Mortgage Loans Expenses

The Company incurred expenses directly related to its RML of $64,351 and $58,035 for the SME June 30, 2024 and the SME June 30, 2023, respectively, and is included in Operating Expenses: Mortgage Loan Expenses in the Statements of Operations in the Financial Statements. The following table is a breakdown of our RML Expenses:

	SME June 30, 2024	SME June 30, 2023
Due Diligence	$2,172	$4,372
Legal	33,090	26,540
Loan Servicing Fees	15,376	25,174
Miscellaneous	13,713	1,949
Total RML Expenses	$64,351	$58,035

The Company performs due diligence on the loans prior to purchase. Due diligence expenses may include costs for title search and review, property inspections, attorney reviews and engaging third parties to review any available information about the loans, the creditworthiness of the borrower, and evaluating the value and condition of the underlying collateral on the loan.

Legal expenses directly related to our RML generally relate to legal action pertaining to our non-performing loans.

We utilize a loan servicing company for our RML and pay a monthly servicing fee along with other miscellaneous servicing expenses to the loan servicing company. The decrease in Loan Servicing Fees for the SME June 30, 2024 as compared to the SME June 30, 2023 was due to the decrease in the number of RML in our portfolio.

General and Administrative (“G&A”) Expenses

The increase in G&A Expenses for the SME June 30, 2024 as compared to the SME June 30, 2023 is primarily due to employee and human resources expenses, software expenses, and investor and broker dealer conferences. We regularly review our general and administrative expenses by assessing actual as compared to budgeted costs each month. Employee salaries and benefits represent our most significant G&A cost. Additionally, Management routinely assesses staffing needs and operational systems, including software. To minimize staffing requirements, we have invested in software that automates key processes of loan management with finance and accounting. The projected G&A costs for the remainder of 2024 is expected to decrease due to reduction of staff, travel, and marketing expenses. The reduction in staff was made possible by our strategic decision to outsource broker-dealer relationships.

Accounting and tax expenses increased by $32,182 for the SME June 30, 2024 as compared to the SME June 30, 2023, mainly driven by the cost of our financial audit and preparation of our corporate tax returns. We incur bank fees when paying monthly dividends to investors. Bank fees increased by $1,346 for the SME June 30, 2024 as compared to the SME June 30, 2023 due to the increasing number of investors. We expect bank fees to continue to increase in the future as we acquire more investors and therefore increase the number of bank transactions.

Income Taxes

The Company did not recognize any expense for income taxes due to a NOL for the operating period.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The preparation of financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, impairment of interest receivables and in-place lease assets, valuation of investments, contingent consideration, income taxes and contingencies and litigation, among others. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates under different assumptions or conditions. The accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties.

Impairment of Real Estate Property

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of the Company’s real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may not be recoverable, the Company assesses the recoverability of the assets by estimating whether the Company will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. Based on this analysis, if the Company does not believe that it will be able to recover the carrying value of the real estate and related intangible assets and liabilities, the Company will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets. No impairment charges were recorded in 2024 or 2023.

Allowance for Residential Mortgage Loans

Loans considered held-for-sale are evaluated for impairment by Management at each reporting date. A valuation allowance is recorded to the extent that the fair value of the loan is less than the amortized cost basis. No valuation allowance for loans held-for-sale was recorded as of December 31, 2023, June 30, 2023, or June 30, 2024.

Allowance for Current Expected Credit Losses (“CECL”)

The Company adopted CECL on January 1, 2023. The allowance for credit losses is established through a provision for loan losses charged to expense, which directly affects our earnings. Loans are charged against the allowance when the Company believes that the collectability of all or some of the principal is unlikely. Subsequent recoveries are added to the allowance. The Credit Loss Expense is the charge to operating earnings necessary to maintain an adequate allowance for credit losses. We have developed policies and procedures for evaluating the overall quality of our loan portfolio and the timely identification of problem loans. The Company continuously reviews these policies and procedures and makes further improvements as needed. However, the Company’s methodology may not accurately estimate inherent loss or external factors and changing economic conditions may impact the loan portfolio and the level of reserves in ways currently unforeseen.

Off Balance Sheet Arrangements

In the normal course of operations, the Company engages in financial transactions that, in accordance with generally accepted accounting principles, are not recorded in the financial statements. Specifically, the Company disburses loan proceeds for its real estate construction loans based on predetermined milestones related to the progress of the construction project. Requests for funding are submitted to the Company by the borrower on the A1A G702 Application and Certificate for Payment form (“Draw Schedule”). The Company periodically hires an inspector to go to the construction site to review the progress on the project and verify the percentage of completion of each component of the Draw Schedule. The Company’s unfunded loan balance related to three construction loans is $1,202,480 as of June 30, 2024.

Liquidity and Capital Resources

The Company raises capital through the issuance of Series A Preferred Shares with an initial stated value of $10 per share. From Inception (February 22, 2022) through June 30, 2024, the Company has raised $23,941,590 (net of redemptions) of capital through the issuance of Class A Series A Preferred Shares through its Regulation A Offering. During the same period, the Company issued 114,037 Shares of Class A Series A Preferred Bonus Shares (net of forfeitures via early redemption).

The Company notified the SEC on February 2, 2023 of the intent to offer Class B, C, and D Securities through a Regulation D 506c offering (“Reg D 506c”). As of June 30, 2024, the Company has raised $1,688,000 through the issuance of Series A Preferred Shares through the Reg D 506c offering. During 2023, the Company signed an Engagement Agreement to have MIT Associates LLC “MIT” as the exclusive financial advisor and lead placement agent in connection with Reg D 506c solicitation equity offering of Series A Preferred Shares.

The following table represents a rollforward of the number of Shares, by class, subject to redemption from Inception (February 22, 2022 through June 30, 2024):

	Series A Preferred Shares Subject to Redemption
	Class A	Class B	Class C	Class D	Total
Balance at Inception Feb 22, 2022	-	-	-	-	-
Series A Preferred Shares Issued	660,163	-	-	-	660,163
Series A Bonus Shares Issued	34,979	-	-	-	34,979
Balance at December 31, 2022 (audited)	695,142	-	-	-	695,142
Series A Preferred Shares Issued	1,283,723	78,800	50,000	-	1,412,523
Series A Bonus Shares Issued	58,451	-	-	-	58,451
Series A Preferred Shares Redeemed	(22,550)	-	-	-	(22,550)
Series A Bonus Shares Redeemed	(978)	-	-	-	(978)
Balance at December 31, 2023 (audited)	2,013,788	78,800	50,000	-	2,142,588
Series A Preferred Shares Issued	475,673	10,000	30,000		589,171
Series A Bonus Shares Issued	21,685	-	-	-	21,682
Series A Preferred Shares Redeemed	(2,850)	-	-	-	(2,850)
Series A Bonus Shares Redeemed	(100)	-	-	-	(100)
Balance at June 30, 2024 (unaudited)	2,508,196	88,800	80,000	-	2,676,996

The Company submitted a Post Offering Statement for qualification dated August 19, 2024 to extend the Offering through July 13, 2025 to offer up to $75,000,000 of our Series A Preferred Shares.

The Company does not have any debt obligations but is reviewing options for obtaining a line of credit. A line of credit will provide liquidity for seizing growth opportunities. When used strategically, a line of credit can increase revenue by allowing us to borrow at a lower rate and lend those funds out at a higher rate, generating a profitable spread and enhancing overall returns. If a line of credit is secured, we plan to utilize the line of credit to originate loans, earn lender fees, and subsequently sell the loans to third parties, allowing us to repay the line and reinvest in new opportunities. Management’s goal is to secure a line of credit up to $5,000,000 in the fourth quarter of 2024 or the first quarter of 2025. The line of credit would be secured by a subset of our loans. The amount of debt will not exceed 60% of the loan balance.

The Company had cash on hand of $845,237 as of June 30, 2024.

We require capital to fund our investment activities and operating expenses. Our sources of capital may include net proceeds from our future Offerings, cash flow from operations, net proceeds from asset repayments and sales and borrowings under credit facilities.

We anticipate that cash on hand, along with future operational cash flows and proceeds from potential future offerings, will provide sufficient liquidity to meet our future funding commitments and operational costs. Should the Company decide to invest in residential real estate properties, it may consider financing options that allow leveraging the purchase on favorable terms while still generating a return. As of June 30, 2024, the Company has yet to secure any leverage.

If we are unable to raise additional funds, we may face long-term liquidity and capital resource challenges. This would result in fewer investments, leading to less diversification in the type, number, and size of our investments.

Additionally, we could experience greater fluctuations based on the performance of the specific assets we acquire. Moreover, our inability to secure substantial funds would increase our fixed operating expenses as a percentage of gross income and limit our ability to make distributions. We expect to continue paying dividends on Series A Preferred Shares and Bonus Shares on a monthly basis in the near term.

Trend Information

For the first six months of 2024, the mortgage industry is witnessed a divergence between traditional economic indicators and actual market behavior. Although there has been a recent uptick in unemployment, which historically correlates with higher mortgage default rates, the default rate has remained stable. This suggests that current borrowers may be in a stronger financial position, bolstered by higher equity levels in their properties and stringent lending standards implemented post-2008. This resilience could indicate that the market is better equipped to handle economic fluctuations compared to previous downturns.

This assessment is supported by the data reviewed from the first six months of 2024, which shows no significant increase in the number of loans for sale on the secondary market. The volume of loans traded continues to remain low, primarily due to the current bid/ask pricing spreads between sellers and buyers. These stable trading levels further reinforce the notion that the underlying health of the mortgage market remains relatively strong, despite the uptick in unemployment.

While these conditions suggest a degree of stability, the Company is closely monitoring potential impacts on its loan portfolio. As of June 30, 2024, there has been no significant effect on the Company’s performance. However, any deterioration in economic conditions could negatively impact cash flow and potentially affect our ability to make monthly distributions to investors.

Item 2. Other Information

The Company has nothing to report as of June 30, 2024.

Item 3. Financial Statements

CWS Investments Inc.

Balance Sheets

	As of June 30, 2024	As of December 31, 2023
	(Unaudited)	(Audited)
ASSETS
Residential Mortgage Loans, held-for-sale, net	$2,826,333	$3,616,425
Bridge Loans, held-for-invesment, net	13,653,261	8,761,978
Real Estate Property, held-for-investment net (building and land)	560,487	559,771
Real Estate Property, held-for-sale	120,000	300,900
Internal-use Software Intangible Asset, net	105,873	126,873
Cash and Cash Equivalents	845,237	1,064,555
Interest Receivable	87,463	77,529
Other Receivables, net	198,726	149,440
Prepaid Expenses	64,304	34,920
Due From Related Parties	382	936
Cash Surrender Value of Officer Life Insurance Policies	19,477	5,942
Furniture and Equipment, net	7,320	5,050
Total Assets	18,488,863	14,704,319

LIABILITIES, REDEEMABLE SERIES A PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT
Accounts Payable	$38,758	$39,240
Credit Card Obligations	33,401	76,836
Accrued Liabilities	4,693	62,973
Liability for Credit Losses on unfunded loan commitments	35,609	35,609
Total Liabilities	112,461	214,658

Commitments and Contingencies
Series A Preferred Stock, 2,676,996 and 2,142,588, respectively Shares at Redemption Value	25,629,590	20,501,360

Stockholders’ Deficit
Common Stock 1,000,000 Shares Authorized, 1,000,000 Shares Outstanding; Zero Par Value Per Share	-	-
Additional Paid-in Capital	-	-
Accumulated Deficit	(7,253,188)	(6,011,699)
Total Stockholders’ Deficit	(7,253,188)	(6,011,699)
TOTAL LIABILITIES, REDEEMABLE SERIES A PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT	$18,488,863	$14,704,319

See accompanying unaudited notes to the financial statements

CWS Investments Inc.

Statements of Operations

	Six Months Ended June 30,
	2024	2023
	(unaudited)	(unaudited)
REVENUES
Mortgage Loans:
Interest Income	$67,961	$133,540
Late Fees and Other	2,135	10,783
Bridge Loans:	-
Interest Income	828,301	121,392
Lender Fees	205,457	-
Rental Income	64,495	40,884
Other Revenue	4,485	21,527
Total Revenues	1,172,834	328,126

OPERATING EXPENSES
Credit Loss Expense	5,928	-
General and Administrative	1,249,854	922,965
Mortgage Loan Expenses	64,351	58,035
Real Estate Property Expenses	89,439	91,295
Total Operating Expenses	1,409,572	1,072,295

OTHER INCOME
Gain on Sale of Mortgage Loans	160,124	-
Gain on Sale of Real Estate Property	10,160	41,842
Total Other Income	170,284	41,842
LOSS BEFORE TAXES	(66,454)	(702,327)
Income Tax Expense	-	-
NET LOSS	$(66,454)	$(702,327)
Series A Preferred Stock Dividends	(982,564)	(482,649)
NET LOSS AVAILABLE TO COMMON STOCKHOLDER	$(1,049,018)	$(1,184,976)

See accompanying unaudited notes to the financial statements

CWS Investments Inc.

Statements of Cash Flows

	Six Months Ended June 30,
	2024	2023
	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(66,454)	$(702,327)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:
Cash Surrender Value of Officer Life Insurance Policies	(13,535)	(5,942)
Amortization of Internal-use Software	21,000	-
Amortization of In-place Lease Intangible Assets	-	32,000
Amortization of Bridge Loans Origination Costs	18,362	-
Furniture and Equipment: Accumulated Depreciation	967	751
Real Estate Property, held-for-investment: Accumulated Depreciation	6,077	6,077
Provision for losses on Recoverable Mortgage Loan Expenses	(14,220)	-
Provision for Losses on Business Purpose Loans	47,392	-
Gain on Sale of Real Estate Property	(10,160)	-
Gain on Loan Transfer to REO	-	(13,900)
Gain on Sale of Mortgage Loans	(160,124)	(41,842)
Purchase of Residential Mortgage Loans, held-for-sale	-	(1,297,344)
Residential Mortgage Loans, held-for-sale Loan Costs	-	(30,546)
Principal Payments on Residential Mortgage Loans, held-for-sale	397,524	207,293
Proceeds from sale of Residential Mortgage Loans, held-for-sale	553,689	127,763
Changes in Operating Assets and Liabilities
Contribution Receivable	-	(1,286,270)
Other Receivables	(35,065)	(56,054)
Prepaid Expenses	(29,384)	1,388
Due From Related Parties	554	3,380
Interest Receivable	(9,934)	(36,292)
Credit Card Obligations	(43,435)	(47,840)
Accrued Liabilities	(58,280)	(27,955)
Accounts Payable	(482)	(55,930)
Net Cash Used in Operating Activities	604,492	(3,223,590)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase and Funding of Bridge Loans, net of discount	(7,487,786)	(3,003,555)
Broker Fees and Loan Costs Bridge Loans	(3,250)
Principal Payments on Bridge Loans	2,534,000	-
Purchases of Internal Use Software Intangible Asset	-	-
Purchases of Furniture and Equipment	(3,236)	-
Cash for deed to real estate property- REO	(1,000)	-
Improvements of Real Estate Property, held-for-investment	(6,793)	(101,275)
Purchases of Real Estate Properties and In-place Lease Intangible Assets	-	-
Proceeds from Sale of Real Estate Property	191,060	-
Net Cash Used in Investing Activities	(4,777,005)	(3,104,830)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Series A Preferred Shares	5,156,730	9,633,950
Redemption of Series A Preferred Shares, net of penalties	(25,150)	(134,200)
Offering Costs	(195,821)	(1,206,168)
Distributions to Preferred Stockholders	(982,564)	(482,649)
Net Cash Provided by Financing Activities	3,953,195	7,810,933

Net Increase in Cash and Cash Equivalents	(219,318)	1,482,513
Beginning of Year or Period	1,064,555	2,292,583
End of Year or Period	$845,237	$3,775,096

See accompanying unaudited notes to the financial statements

CWS Investments Inc.

Statement of Changes in Stockholders’ Deficit

From January 1, 2024 to June 30, 2024 and January 1, 2023 to June 30, 2023

	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
Balance at January 1, 2024	$-	$-	$-	$(6,011,699)	$(6,011,699)
Issuance of Series A Preferred Shares	5,156,730	-	-	-	5,156,730
Reclassification of Preferred Stock at Redemption Value	(5,156,730)	-	-	-	(5,156,730)
Redemption of Series A Preferred Shares	(28,500)	-	-	-	(28,500)
Reclassification of Redeemed Preferred Stock at Redemption Value	28,500	-	-	-	28,500
Penalties on Early Redemption of Series A Preferred Shares	-	-	-	3,350	3,350
Offering Costs	-	-	-	(195,821)	(195,821)
Distributions to Preferred Stockholders	-	-	-	(982,564)	(982,564)
Net Loss	-	-	-	(66,454)	(66,454)
Balance at June 30, 2024 (unaudited)	$-	$-	$-	$(7,253,188)	$(7,253,188)

Balance at January 1, 2023	$-	$-	$-	$(2,079,531)	$(2,079,531)
Issuance of Series A Preferred Shares	9,633,950	-	-	-	9,633,950
Reclassification of Preferred Stock at Redemption Value	(9,633,950)	-	-	-	(9,633,950)
Redemption of Series A Preferred Shares	(161,000)	-	-	-	(161,000)
Reclassification of Redeemed Preferred Stock at Redemption Value	161,000	-	-	-	161,000
Penalties on Early Redemption of Series A Preferred Shares	-	-	-	18,300	18,300
Offering Costs	-	-	-	(1,206,168)	(1,206,168)
Distributions to Preferred Stockholders	-	-	-	(482,649)	(482,649)
Net Loss	-	-	-	(702,327)	(702,327)
Balance at June 30, 2023 (unaudited)	$-	$-	$-	$(4,452,375)	$(4,452,375)

See accompanying unaudited notes to the financial statements

CWS Investments Inc

Notes to the Financial Statements (unaudited)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the Company’s financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are required in the determination of revenue recognition; valuation of accounts receivable and loans held for investment; evaluating impairment on loans and properties held for sale; income taxes; and contingencies and litigation, among others. Some of these judgments can be subjective and complex, and consequently, actual results may differ from these estimates. For any given individual estimate or assumption made by the Company, there may also be other estimates or assumptions that are reasonable.

The Company regularly evaluates its estimates and assumptions using historical experience and other factors, including the economic environment. As future events and their effects cannot be determined with precision, the Company’s estimates and assumptions may prove to be incomplete or inaccurate, or unanticipated events and circumstances may occur that might cause changes to those estimates and assumptions. Market conditions, such as illiquid credit markets, health crises such as the COVID-19 global pandemic, volatile equity markets, and economic downturns, can increase the uncertainty already inherent in the Company’s estimates and assumptions. The Company adjusts its estimates and assumptions when facts and circumstances indicate the need for change. Those changes generally will be reflected in our financial statements on a prospective basis unless they are required to be treated retrospectively under the relevant accounting standard. It is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Risks and Uncertainties

Industry Risk

Real estate is notoriously speculative and unpredictable. Most or all the assets purchased by the Company are backed by real estate. If the real estate market declines, the Company might not be able to pay dividends or even redeem outstanding Shares at its stated redemption price. The real estate industry has seen numerous ebbs and flows over the past two decades, including the notorious downturn in 2007-2009. These events may impact the ability of the Company to generate revenue and in turn, distribute dividends and proceeds.

Risks Relating to Real Estate Loans

The ultimate performance and value of the Company’s investments will depend upon, in large part, the underlying borrower on the mortgage’s ability to perform and the Company’s ability to operate any given property so that it produces sufficient cash flows necessary to generate profits. Revenues and cash flows may be adversely affected by: changes in national or local economic conditions; changes in local real estate market conditions due to changes in national or local economic conditions or changes in local property market characteristics, including, but not limited to, changes in the supply of and demand for competing properties within a particular local property market; competition from other properties offering the same or similar services; changes in interest rates and the credit markets which may affect the ability to finance, and the value of, investments; the on-going need for capital improvements, particularly in older building structures; changes in real estate tax rates and other operating expenses; changes in governmental rules and fiscal policies, civil unrest, acts of God, including earthquakes, hurricanes, and other natural disasters, acts of war, or terrorism, which may decrease the availability of or increase the cost of insurance or result in uninsured losses; changes in governmental rules and fiscal policies which may result in adverse tax consequences, unforeseen increases in operating expenses generally or increases in the cost of borrowing; decreases in consumer confidence; government taking investments by eminent domain; various uninsured or uninsurable risks; the bankruptcy or liquidation of Borrowers or tenants; adverse changes in zoning laws; the impact of present or future environmental legislation and compliance with environmental laws. If property securing loans becomes real estate owned as a result of foreclosure, the Company bears the risk of not being able to sell the property to recover the investment, and the Company is exposed to all the risks associated with the ownership of real property.

Redeemable Shares

All Series A Preferred Shares contain a redemption feature which allows for the redemption of such Shares. Class A Preferred Stock is subject to a four year holding period (“Class A Lock-up Period”), and Class B, C, and D Preferred Stock is subject to a three year holding period (“Class B, C, D Lock-up Period”). In accordance with ASC 480, conditionally redeemable Series A Preferred Shares (including Class A and Class B, C, and D Preferred Stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. The Company recognizes changes in redemption value immediately as they occur. However, while Series A Preferred Shares that are redeemed prior to the applicable Lock-up Period are subject to a penalty or discount to the redemption value, such Series A Preferred Shares have been presented at the original sales price of $10 per share. Further, Class A Bonus Shares received by qualifying investors have no redemption value until after the Class A Lock-up Period

Interest Receivable

The Company analyzes interest receivable balances on a timely basis, or at least monthly, to determine collectability. If an interest receivable amount is deemed uncollectible, then the Company writes off that uncollectible amount of the interest receivable through a reversal of interest income.

Other Receivable

The Company incurs and pays loan expenses considered to be recoverable from borrowers (“Advances”). Advances include but are not limited to; payments made for property taxes, homeowners’ insurance or past due utility bills or municipal liens and fines. Proper documentation is provided to the loan servicer and subsequently, the recoverable expense is added to the loan balance. The recoverable expense may be collected directly from the borrower, may reduce proceeds in the event of foreclosure, or may reduce/increase the gain/loss upon sale of the loan

In-Place Lease Intangible Assets

In-place lease intangible assets result when a lease is assumed as part of a real estate acquisition. The fair value of in-place leases consists of the following components, as applicable (1) the estimated cost to replace the leases (including loss of rent, estimated commissions and legal fees paid in similar leases), and (2) the above or below market cash flow of the leases, determined by comparing the projected cash flows of the leases in place at the time of acquisition to projected cash flows of comparable market-rate leases. The In-place Lease Intangible Assets, as shown in the Balance Sheets, represent lease contracts Management considered to be above market value at the time of assumption. In-place Lease Intangible Assets are amortized on a straight-line basis as increases to rental income over the remaining term of the leases. Should a tenant terminate a lease, the unamortized portion of the lease intangible is recognized immediately as an expense.

Internal-use Software Intangible Asset

Internal-use Software Intangible Asset, as shown in the Balance Sheets, represents implementation costs of software the Company purchased to manage its loans and finance and accounting. Implementation costs of $190,310 are included in Internal-use Software Intangible Assets and are amortized on a straight-line basis over 3 years.

Revenue Recognition

For performing mortgage and business purpose loans in accrual status, interest income includes interest at stated rates based on the contractual payment terms of the loan. If a loan is prepaid, the Company immediately recognizes the amount of interest calculated in the payoff statement as an increase to interest income.

Late payment penalties (“Late Fees”) on performing loans are recognized as revenue when billable to the borrower.

Advances are payments made by the Lender which are an obligation of the borrower. When the Company purchases a loan, there are sometimes Advances owed on the loan, in addition to the loan balance and unpaid interest of the loan. When a loan is purchased with Advances, this means the prior lender made an advance on the borrower’s behalf and the prior lender did not receive payment from the borrower for said Advances. The Company is entitled to receive all future payments from the borrower for the unpaid balance of Advances after the acquisition date. Payments for the unpaid balance of Advances are recognized as revenue upon receipt.

For non-performing loans in non-accrual status, interest income recognition is suspended until, in the opinion of management, a full recovery of the contractual principal and interest is expected. When a loan is in non-accrual status, all payments received, including Late Fees, are applied to principal. If a loan in non-accrual status is prepaid, the Company immediately recognizes the increase or decrease in the proceeds received as compared to the carrying value of the loan as interest income.

Rental income is recognized according to the guidance in ASU 2016-02, Leases (Topic 842) on a straight-line basis over the term of the lease.

Lender fees consist of origination and underwriting fees on business purpose loans. The Company capitalizes Lender Fees and recognizes income, net of costs, as an adjustment of the yield on the related loan. Lender fees are accreted to income over the life of the loan under the effective interest method. The Company does not amortize Lender Fees during periods in which interest income on the loan is not being accrued because of concerns about the collection of principal and interest from the borrower.

Loan Origination Fees and Costs

Loan origination fees and costs associated with loans held-for-sale are deferred and included as part of the loan balance until the loan is sold. For loans held for investment, direct loan origination costs and origination fees are offset, and the net amount is deferred and amortized over the life of the related loan using the interest method described in ASC 835, Interest. The Company does not amortize deferred net fees or costs during periods in which interest income on the loan is not being accrued because of concerns about the collection of principal and interest from the borrower.

Offering Costs

Offering costs consist of specific incremental costs, including legal, underwriting, marketing, and other costs directly attributable to an offering the Company commenced during July 2022 under Regulation A+. Offering Costs of are charged to equity.

Bridge Loans

The Company originates short term business purpose and consumer purpose bridge loans secured by real estate. Business Purpose and Consumer Purpose bridge loans are held for investment and are reported in the Balance Sheets at their amortized cost basis.

The following is a reconciliation of the amortized cost of $13,653,261 shown in Bridge Loans, held-for investment, net in the Balance Sheets as of June 30, 2024:

Unpaid Principal Balance (UPB)	$14,215,700
Less: Allowance for Credit Losses	(113,711)
Less: Discount	(296,955)
Less: Net Deferred Fees and Costs	(151,773)
Balance as of June 30, 2024	$13,653,261

Residential Mortgage Loans

Loan Classification

Loans are considered performing loans when Management expects to receive all of the contractually specified principal and interest payments. Loans are considered non-performing when Management does not expect to receive all of the contractually specified principal and interest payments. The Company works with borrowers of non-performing loans in an effort to convert the loan to performing, and then liquidate the loan at a higher margin. If a borrower cannot make payments on a loan, the Company has multiple options including loan modification, deed-in-lieu of foreclosure, or foreclosing on the property. The Company invests heavily in non-performing mortgage loans with the intention of liquidating the loan after converting the loan to performing, loan modification, or through foreclosure. The Company’s business model is to buy then sell or foreclose on its loans after a short holding period and, therefore, classifies its residential mortgage loans as held-for-sale. The Company accounts for its residential mortgage loans under ASC 948 Financial Services – Mortgage Banking. Loans are recorded at the lower of cost or market upon acquisition and subsequently at each reporting date.

Loan Servicing

The Company contracts with various loan servicing companies to service the Company’s mortgage loans. The loan servicing companies are entitled to a monthly servicing fee for each loan as well as other fees that are standard in the loan servicing business.

Loan Impairment

Loans considered held-for-sale are evaluated for impairment by Management at each reporting date. A valuation allowance is recorded to the extent that the fair value of the loan is less than the amortized cost basis.

Real Estate Property

Real Estate Owned

Real estate owned (“REO”) is property acquired in full or partial settlement of loan obligations generally through foreclosure. At acquisition, the Company records the REO at the property’s fair value less estimated costs to sell. Concurrently, the carrying value of the loan receivable is reduced to zero. A gain on loan transfer to REO is recorded in the Statements of Operations when the REO’s fair value less estimated costs to sell is greater than the loan’s carrying value. A loss on loan transfer to REO is recorded in the Statements of Operations when the REO’s fair value less estimated costs to sell is less than the loan’s carrying value.

The REO fair value estimates are derived from information available in the real estate markets including similar property, and often require the experience and judgment of third parties such as real estate appraisers and brokers. The estimates figure materially in calculating the value of the property at acquisition, the level of charge for loan gain or loss and any subsequent valuation reserves. After REO acquisition, costs incurred relating to the development and improvement of the property are capitalized to the extent they do not cause the recorded value to exceed the net realizable value, whereas costs relating to holding and disposition of the property are expensed as incurred. REO is analyzed periodically for changes in fair values and any subsequent write down is charged as an expense on the statements of income. Any recovery in the fair value subsequent to such a write down is recorded, not to exceed the REO fair value recorded at acquisition.

Real Estate Purchase Price Allocations

Upon the acquisition of real estate properties which do not constitute the definition of a business, the Company recognizes the assets acquired, the liabilities assumed, and any noncontrolling interest as of the acquisition date, measured at their relative fair values. Acquisition-related costs are capitalized in the period incurred and are recorded to the components of the real estate assets acquired. In determining fair values for multifamily apartment acquisitions, the Company assesses the acquisition-date fair values of all tangible assets, identifiable intangible assets and assumed liabilities using methods like those used by independent appraisers (e.g., discounted cash flow analysis) and which utilize appropriate discount and/or capitalization rates and available market information. In determining fair values for single-family residential home acquisitions, the Company utilizes information obtained from county tax assessment records and available market information to assist in the determination of the fair value of land and buildings. Estimates of future cash flows are based on several factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it was vacant.

Intangible assets include the value of in-place leases, which represents the estimated fair value of the net cash flows of leases in place at the time of acquisition, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease-up. The Company amortizes the value of in-place leases to expense over the remaining non-cancelable term of the respective leases.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, prevailing interest rates and the number of years the property will be held for investment. The use of inappropriate assumptions could result in an incorrect valuation of acquired tangible assets, identifiable intangible assets and assumed liabilities, which could impact the amount of the Company’s net income (loss). Differences in the amount attributed to the fair value estimate of the various assets acquired can be significant based upon the assumptions made in calculating these estimates.

Impairment of Real Estate Property

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of the Company’s real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may not be recoverable, the Company assesses the recoverability of the assets by estimating whether the Company will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. Based on this analysis, if the Company does not believe that it will be able to recover the carrying value of the real estate and related intangible assets and liabilities, the Company will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets.

Lessor

The Company classifies its leases at inception as operating, direct financing or sales-type leases. A lease is classified as a sales-type lease if at least one of the following criteria is met: (1) the lease transfers ownership of the underlying asset to the lessee, (2) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (3) the lease term is for a major part of the remaining economic life of the underlying asset, (4) the present value of the sum of the lease payments equals or exceeds substantially all of the fair value of the underlying assets, or (5) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. Furthermore, when none of the above criteria is met, a lease is classified as a direct financing lease if both of the following criteria are met: (1) the present value of the of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds the fair value of the underlying asset and (2) it is probable that the lessor will collect the lease payments plus any amount necessary to satisfy a residual value guarantee. A lease is classified as an operating lease if it does not qualify as a sales-type or direct financing lease. Currently, the Company classifies all of its lessor arrangements as operating leases.

ITEM 4: INDEX TO EXHIBITS

Exhibit
Certificate of Incorporation, CWS, Investments Inc., dated February 22, 2022	2.1
Bylaws, with amendments, of CWS Investments, Inc., dated March 31, 2022	2.2
Form of Subscription Agreement	4.1
Loan Servicing Agreement, Madison Management Services, LLC, dated October 26, 2022	6.1
Software and Services License Agreement, STC, dated March 17, 2023	6.2
Power of Attorney (included on signature page)	10.1
Opinion of Council, Baradel. Kosmerl & Nolan, PA as to the legality of the securities being qualified, dated March 31, 2022	12.1

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CWS Investments, Inc.

By:	/s/ Christopher Seveney
Christopher Seveney President, CEO and CFO

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Christopher Seveney	President, CEO, CFO and	September 30, 2024
Christopher Seveney	Chairman of the Board of Directors

/s/ Lauren Wells	Co-Founder, Chief Strategy Officer, Board Secretary	September 30, 2024
Lauren Wells

/s/ Jeffrey Laroche	Member at Large	September 30, 2024
Jeffrey Laroche

/s/ Alan Belniak	Member at Large	September 30, 2024
Alan Belniak